UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2021

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.

(Exact Name of registrant as specified in its charter)

33 Maskit

Herzliya Pituach

4673333, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

This report on Form 6-K is being filed in connection with certain developments described below relating to the previously announced spin-off (the “Spin-Off”) of Cognyte Software Ltd. (“Cognyte” or “we,” “us” and “our”) by Verint Systems Inc. (“Verint”). Cognyte is currently a wholly owned subsidiary of Verint. The Spin-Off is expected to be completed on February 1, 2021 (the “Spin-Off Date”).

Declaration of Dividend

As disclosed in our Registration Statement on Form 20-F, which was declared effective by the Securities and Exchange Commission on January 15, 2021 (the “Registration Statement”), in connection with the Spin-Off, Verint will transfer certain operations and assets of its Cyber Intelligence Solutions™ business unit to us, including, among other things, its interests in Cognyte Technologies Israel Ltd. (formerly Verint Systems Limited) (“CTIL”). That transfer is expected to occur on or about the Spin-Off Date. Prior to that transfer, CTIL will be a wholly owned subsidiary of Verint.

On January 29, 2021, CTIL’s board of directors declared a cash dividend (the “Dividend”) in the aggregate amount of $35.0 million payable to Verint, which was its sole holder of record of ordinary shares as of the January 29, 2021 record date for the Dividend. The Dividend will be paid on or before April 19, 2021, subject to satisfaction of the Dividend Conditions described below.

Pursuant to Section 302(b) of the Israeli Companies Law 5759-1999 (the “Companies Law”), the Dividend is considered a distribution which may be effected only out of CTIL’s available profits and so long that the distribution satisfies a solvency test and a profit test under the Companies Law. Compliance with the profit test requires that the amount of the Dividend not exceed the balance of surplus or the surplus accumulated over the past two years, whichever is greater, as set forth in audited or reviewed financial statements of CTIL prepared in accordance with generally accepted accounting principles for a period ending no earlier than six months prior to the date of the Dividend. While the CTIL board of directors has reached a preliminary conclusion that the distribution of the Dividend meets the solvency test and profit test under the Companies Law, such audited or reviewed financial statements are not currently available to the CTIL board of directors. Accordingly, payment of the Dividend is subject to the conditions (the “Dividend Conditions”) that the CTIL board of directors must (i) receive and review financial statements that meet all the conditions set forth in Section 302(b) of the Companies Law and (ii) determine, after reviewing the financial statements, that the distribution of the Dividend satisfies the solvency test and the profit test under the Companies Law, in each case, prior to the actual distribution of the Dividend. If the Dividend Conditions are not satisfied by April 19, 2021, CTIL will not distribute the Dividend and the declaration of the Dividend will be deemed to be rescinded.

As described in the Registration Statement, we entered into two revolving credit facilities (the “Credit Facilities”) that will provide, subject to the completion of the Spin-Off, for up to $100.0 million in total borrowings. We expect that CTIL will pay the Dividend with cash from our operations or other available sources of cash, which may include borrowings under the Credit Facilities or cash that is currently classified as restricted cash that may become unrestricted in the event we obtain bank guarantees in respect of those amounts.

The $35.0 million of dividends payable to Verint will be reflected as a current liability on our combined balance sheets as of January 31, 2021. The Dividend was not reflected, and is in addition to the adjustments set forth, in the unaudited pro forma combined financial information included in the Registration Statement.

Based on past performance and current expectations, we currently believe that, after giving effect to payment of the Dividend, our cash, cash equivalents, short-term investments, cash generated from operations, and borrowings under the Credit Facilities, if needed, will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Spin-Off of Cognyte and the payment of the Dividend. These forward-looking statements are based on Cognyte’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the COVID-19 pandemic; (b) customer delay or cancellation of orders and counterparty default due to the COVID-19 pandemic or otherwise; (c) continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impacting our operations or our ability to fulfill orders, complete implementations, or recognize revenue; (d) the mishandling or perceived mishandling of sensitive, confidential or classified information, including information that may belong to our customers or other third parties, and with security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures, or disruptions; (e) the challenges of evolving industry standards; (f) aggressive competition in all of our markets; (g) challenges associated with our ability to accurately forecast revenue and expenses; (h) changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers; (i) risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property; (j) changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits; and (k) market volatility.

A detailed discussion of these factors and other risks that affect Cognyte’s business is included in filings Cognyte makes with the SEC from time to time, including the Registration Statement, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC. All forward-looking statements in this report on Form 6-K are based on information currently available to Cognyte, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

January 29, 2021	By:	/s/ Ziv Levi
Ziv Levi
Chief Legal Officer